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                                        EXHIBIT 18.1


Coopers                                          Coopers & Lybrand L.L.P.
&Lybrand
                                                 a professional services firm

D.I.Y. Home Warehouse, Inc.
5811 Canal Road
Suite 180
Valley View, Ohio 44125


We are providing this letter to you for inclusion as an exhibit to your Form 10-Q filing pursuant to Item 601 of Regulation S-K.

We have read management's justification for the change in accounting from the last-in, first-out (LIFO) method of inventory valuation to the first-in, first-out (FIFO) method contained in the Company's Form 10-Q for the quarter ended March 30, 1996. Based on our reading of the data and discussions with the Company officials of the business judgment and business planning factors relating to the change, we believe management's justification is reasonable. Accordingly, in reliance on management's determination as regards elements of judgment and business planning, we concur that the newly adopted accounting principle described above is preferable in the Company's circumstances to the method previously applied.

We have not audited any financial statements of D.I.Y. Home Warehouse, Inc. as of any date or for any period subsequent to December 30, 1995, nor have we audited the application of the change in accounting principle disclosed in the Form 10-Q of D.I.Y. Home Warehouse, Inc. for the three months ended March 30, 1996; accordingly, our comments are subject to revision on completion of an audit of the financial statements that include the accounting change.


                                                Coopers & Lybrand L.L.P.


Cleveland, Ohio
April 17, 1996